

July 24, 2013

Via E-mail
Mr. Edward J. Bonach
Chief Executive Officer
CNO Financial Group, Inc.
11825 N. Pennsylvania Street
Carmel, Indiana 46032

> **Re:** **CNO Financial Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 19, 2013**
> **File No. 001-31792**

Dear Mr. Bonach:

We have reviewed your July 5, 2013 response to our June 20, 2013 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Liabilities for Insurance Products—reserves for future payment of long-term care policy claims, page 57

1. Please refer to prior comment 1. You state that the assumptions used to calculate the "reserves for the present value of amounts not yet due on claims" are determined at the date a new claim is reported and do not change over the life of the claim. Please provide us your analysis including reference to authoritative guidance supporting your accounting treatment. Also, explain to us the relationship between the "reserves for the present value of amounts not yet due on claims" and the "liability for due and unpaid claims, claims in the course of settlement and incurred but not reported claims."

Mr. Edward J. Bonach
CNO Financial Group, Inc.
July 24, 2013
Page 2

2. Please refer to prior comment 1. You state that the future loss reserve of $76.1 million at December 31, 2012 was established during periods when the block is profitable to offset losses estimated to arise in future periods. Please provide us proposed disclosure to be included in future periodic reports that explains the nature of this reserve and the future losses to which it relates. Clarify in your proposed disclosure that these future losses represent premium deficiencies, as described in ASC 944-60-25, or alternatively explain to us how this future loss reserve complies with GAAP.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief
Accountant